Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands)	2010		2009		2008		2007		2006
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$79,252		$7,769		$56,564		$47,610		$28,119
Add:
Amortization of capitalized interest	36		35		32		19		13
Fixed charges, net of capitalized interest	1,749		1,966		2,151		2,060		1,857

Income before income taxes and fixed charges, net	$81,037		$9,770		$58,747		$49,689		$29,989

Fixed Charges:
Total interest expense	$1,508		$1,695		$1,669		$1,630		$1,629
Capitalized interest	18		75		390		186		149
Interest factor in rents	241		271		482		430		228

Total fixed charges	$1,767		$2,041		$2,541		$2,246		$2,006

Ratio of earnings to fixed charges	45.9	x	4.8	x	23.1	x	22.1	x	15.0	x